

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2023

Qingfeng Feng
Chief Executive Officer
Lotus Technology Inc.
No. 800 Century Avenue
Pudong District, Shanghai
People's Republic of China

> **Re: Lotus Technology Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form F-4**
> **Submitted July 12, 2023**
> **CIK No. 0001962746**

Dear Qingfeng Feng:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-4 submitted July 12, 2023

Summary of the Proxy Statement/Prospectus
Permission, Review and Filing Required from the Authorities in Mainland China Relating to the Transactions, page 32

1. We note your disclosure regarding the CSRC Trial Measures. Please revise to clearly state whether you will be required to complete the filing process. Please discuss the current status of your application.

Risk Factors
Risks Relating to Taxation, page 136

2. We note your revised disclosure in response to comment 2 which states that counsel is unable to opine on whether the mergers will qualify as a tax-free organization. Please revise to include a similar statement in risk factors.

Proposal One - The NTA Proposal, page 167

3. We note your revisions to include an amendment to the charter to remove the requirement to maintain US$5,000,001 in net tangible assets. Revise to clarify whether the parties have waived the related condition to the closing of the Business Combination that is also dependent upon having at least US$5,000,001 in net tangible assets as of the Closing. Also, please revise your disclosure here and in Risk Factors to discuss the risk that your shares may not be approved for initial listing on NASDAQ, in light of your dependence upon this status to avoid a "penny stock" determination, and discuss the consequences of such outcome.

Information about Lotus Tech, page 223

4. We note your response to comment 26. Please describe L Catterton's “strategic relationship” with LVMH. Please revise your disclouse to state that as of the date of this proxy statement/prospectus, the company has not entered into any agreements with LVMH.

Financial Statements
General, page F-1

5. We note in the financial statements as well as MD&A tables, LCAA presents their most current fiscal year information on the left and Lotus Technology Inc. presents their most current fiscal year information on the right. Please refer to SAB Topic 11:E and present consistent chronological ordering of data throughout your filing to avoid investor confusion.

Qingfeng Feng
Lotus Technology Inc.
August 8, 2023
Page 3

        You may contact Kevin Stertzel at 202-551-3723 or Melissa Gilmore at 202-551-3777 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Erin Purnell at 202-551-3454 with any other questions.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Manufacturing

cc: Shu Du, Esq.